UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Heyu Biological Technology Corporation
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

42831T103
(CUSIP Number)

Hooi Pheng Ang 38 Lorong Seri Petaling 1/1, Taman Seri Petaling, Kulim, Kedah, Malaysia Telephone: +60124181336
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 17, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 Pages

SCHEDULE 13D

CUSIP No.	42831T103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Hooi Pheng Ang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
66,132,949
	8	SHARED VOTING POWER
--
	9	SOLE DISPOSITIVE POWER
66,132,949
	10	SHARED DISPOSITIVE POWER
--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,132,949
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%[1]
14	TYPE OF REPORTING PERSON (See Instructions)
IN

[1]	The percentage is calculated on the basis of 1,032,466,000 shares of common stock of the Issuer issued and outstanding as of May 12, 2023 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2023 filed with the SEC on May 12, 2023.

Page 3 of 5 Pages

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock of Heyu Biological Technology Corporation, a company incorporated under the laws of the State of Nevada (the “Issuer”). The Issuer’s principal executive office is located at Room 1901, Baotuo Building, 617 Sishui Street, Huli District, Xiamen City, Fujian Province, China.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Hooi Pheng Ang (the “Reporting Person”).

(b)	The Reporting Person’s business address is 38 Lorong Seri Petaling 1/1, Taman Seri Petaling, Kulim, Kedah, Malaysia 09000.

(c)	The present principal occupation of Reporting Person is the director of TSF TRADING (M) SDN.BHD. The address of her principal office and principal place of business is No. 38, Lorong Seri Petaling 1/1, Taman Seri Petaling, Kulim, Kedah, Malaysia 09000.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Malaysia.

Item 3. Source and Amount of Funds or Other Considerations

On May 17, 2023, the Reporting Person entered into that certain share transfer agreement with the Ban Siong Ang, a copy of which is attached hereto as Exhibit A (the “Share Transfer Agreement”). The description of the Share Transfer Agreement contained herein is qualified in its entirety by reference to Exhibit A, which is incorporated herein by reference.

Pursuant to the Share Transfer Agreement, the Reporting Person acquired 36,132,949 shares of common stock, par value $0.001 per share (“Common Stock”), of the Issuer at a purchase price of US$0.001 per share on May 17, 2023. Prior to such purchase, the Reporting Person purchased a total of 30,000,000 shares of Common Stock of the Issuer through private placement transactions. As of the date of this report, the Reporting Person holds a total of 66,132,949 shares of Common Stock of the Issuer, representing approximately 6.4% of the Issuer’s outstanding Common Stock.

The Reporting Person used her own cash on hands for the purchase of all of the shares held by the Reporting Person.

Page 4 of 5 Pages

Item 4. Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

The purpose of the acquisition is for investment only. The Reporting Person intends to review the investment in the Issuer on an ongoing basis, and may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments.

Except as set forth in this statement, the Reporting Person has no plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b)	The information set forth in the cover page of this Schedule 13D is hereby incorporated herein by reference.

(c)	Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Common Stock were effected during the past sixty (60) days by the Reporting Person.

(d)	None.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 17, 2023, the Reporting Person and Ban Siong Ang have entered into the Share Transfer Agreement as described in Items 3 and 4 above.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6. The Agreement is filed as Exhibit A hereto and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
Exhibit A	Share Transfer Agreement, dated as of May 17, 2023, entered into by and between the Reporting Person and Ban Siong Ang

Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2023	By:	/s/ Hooi Pheng Ang
	Name:	Hooi Pheng Ang

Exhibit A

SHARE TRANSFER AGREEMENT

THIS SHARE TRANSFER AGREEMENT (this “Agreement”), is made and entered into this 2nd day of 17 MAY 2023 (the “Effective Date”) by and between Ban Siong ANG, (the “Seller”) currently owns 912,044,839 ordinary shares of Heyu Biological Technology Corporation, a Nevada Corporation (the “Company”), and Hooi Pheng ANG (the “Buyer”). Buyer and Seller are hereinafter sometimes referred to individually as a “party” or collectively as the “parties.”

NOW, THEREFORE, in consideration of the premises and the mutual covenants, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

1.	Sale and Closing.

On the terms and subject to the conditions set forth in this Agreement, Seller agrees to sell an aggregate of 36,132,949 ordinary shares, par value US$0.001 of the Company (the “Shares”) and the Buyer agree to pay the Seller an aggregate of US$36,132.949 in cash payment (the “Purchase Price”).

The closing of the purchase and sale of the Shares (the “Closing”) shall take place on the Effective Date. At the Closing, Seller shall instruct the Company and/or its transfer agent to deliver certificate representing the Shares to Buyer.

At the Closing, Buyer shall deliver the Purchase Price, by check or wire transfer of immediately available fund, to the Seller.

2.	Buyer’s Representations and Warranties. Buyer hereby represents and warrants to Seller as follows:

a.	Buyer has the full power and authority to enter into this Agreement and to carry out its obligations hereunder.

b.	This Agreement has been duly executed and delivered by Buyer and creates a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

c.	Buyer agrees to hold Seller harmless from any losses Buyer or its affiliates may sustain from any resale or disposition of the Shares.

d.	The execution and delivery of this Agreement and the consummation of the transactions contemplated herein will not conflict with or violate any law, regulation, court order, judgment or decree applicable to Buyer or any agreement to which Buyer is a party, or, in the case of any such law, regulation, court order, judgment, decree or agreement, by which the property of Buyer is bound or affected.

e.	The Buyer understands and agrees that the Shares to be issued pursuant to this Agreement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any state of the U.S. and that the issuance of the Shares is being effected in reliance upon an exemption from registration afforded under Section 4(2) and/or Regulation S (“Regulation S”) of the Securities Act for transactions by an issuer not involving a public offering.

f.	The Buyer understands and agrees that he is acquiring the Shares for his own account as principal, not as a nominee or agent, for investment purposes only, and not with a view to, or for, resale, distribution or fractionalization thereof in whole or in part and no other person has a direct or indirect beneficial interest in such Shares or any portion thereof. Further, the Buyer does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Shares for which the Buyer is subscribing or any part of the Shares.

g.	The Buyer is a non-U.S. Person as defined in Regulation S and is not an affiliate as defined in Rule 501(b) under the Securities Act of the Company and is not acquiring the Shares for the account or benefit of a U.S. Person. Such “non-US person” Buyer is not required to be registered as a broker-dealer under Section 15 of the Exchange Act and such Buyer is not a broker-dealer, nor an affiliate of a broker-dealer.

h.	The Buyer acknowledges the certificate(s) evidencing the Shares issued to the Buyer, and each certificate issued in transfer thereof, will bear the following legend:

“THESE SECURITIES REPRESENTED BY THIS CERTIFICATE (THE “SECURITIES”) AR BEING OFFERED TO INVESTORS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“THE SECURITIES ACT”) AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT.

TRANSFER OF THESE SECURITIES IS PROHIBITED, EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AVAILABLE EXEMPTION FROM REGISTRATION. HEDGING TRANSACTIONS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

i.	The Buyer understands and acknowledges that the Seller may refuse to transfer the Shares, unless the Buyer complies with this Section 2. The Buyer consents to the Company making a notation on its records or giving instructions to any transfer agent of the Company’s shares in order to implement the restrictions on transfer of the Shares.

j.	Buyer understands that the sale or re-sale of the Shares has not been and is not being registered under the Securities Act or any applicable state securities laws, and the Shares may not be transferred unless (i) the Shares are sold pursuant to an effective registration statement under the Securities Act, (ii) Buyer shall have delivered to Seller an opinion of counsel that shall be in form, substance and scope customary for opinions of counsel in comparable transactions to the effect that the Shares to be sold or transferred may be sold or transferred pursuant to an exemption from such registration, which opinion shall be reasonably acceptable to the Seller, (iii) the Shares are sold or transferred to an “affiliate” (as defined in Rule 144 promulgated under the Securities Act (or a successor rule) (“Rule 144”)) of the Purchaser who agrees to sell or otherwise transfer the Shares only in accordance with this Section 2(g) and who is a non-US person, (iv) the Shares are sold pursuant to Rule 144, or (v) the Shares are sold pursuant to Regulation S (or a successor rule). Notwithstanding the foregoing or anything else contained herein to the contrary, the Shares may be pledged as collateral in connection with a bona fide margin account or other lending arrangement.

k.	Buyer understands that Seller is relying upon the truth and accuracy of, and Buyer’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of Buyer set forth herein.

3.	Seller Representations and Warranties. Seller hereby represents and warrants to Buyer as follows:

a.	The Seller has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.

b.	This Agreement has been duly executed and delivered by Seller and is the legal, valid and binding obligation of the Seller, enforceable against Seller in accordance with its terms.

4.	Joint Representations and Further Covenants. Buyer and Seller agree as follows:

a.	Seller shall hold the Buyer harmless for any commission and/or fees agreed to be paid by Seller to any broker, finder or other person or entity acting or purporting to act in a similar capacity and Buyer shall hold Seller harmless for any commission and/or fees agreed to be paid by Buyer to any broker, finder or other person or entity acting or purporting to act in a similar capacity.

b.	To do all things reasonably necessary or convenient before or after the closing, and without further consideration, to consummate the transactions contemplated herein.

5.	Indemnification by the Buyer. The Buyer agrees to indemnify, defend and hold harmless Seller against and in respect of any loss, damage, deficiency, cost or expense (including without limitation reasonable attorneys’ fees) resulting from any breach by the Buyer of any of the representations, warranties, covenants or agreements of the Buyer contained in this Agreement.

6.	Indemnification by the Seller. Seller agrees to indemnify, defend and hold harmless the Buyer against and in respect of any loss, damage, deficiency, cost or expense (including without limitation, reasonable attorneys’ fees) resulting from any breach by Seller of any of the representations, warranties, covenants or agreements of Seller contained in this Agreement.

7.	Jurisdiction and Venue; Choice of Law; Waiver of Jury Trial; Attorneys Fees.. Any dispute arising from or in connection with this Agreement shall be submitted to China International Economics and Trade Arbitration Center in Beijing for arbitration which shall be conducted in accordance with the CIETAC’s arbitration rules in effect at the time of applying for arbitration. The arbitral award is final and binding upon both parties. All questions as to the interpretation and effect of this Agreement shall be determined under the laws of the Cayman Islands.

8.	Survival. The representations and warranties contained herein shall survive the Closing Date for a period of one (1) year, except for Section 2(e), (f) and (g), which will last indefinitely.

9.	Notice. Any notices required or permitted to be given under the terms of this Agreement shall be delivered personally or by courier (including a recognized overnight delivery service) or by email and shall be effective upon receipt, if delivered personally or by courier (including a recognized overnight delivery service) or, one (1) day after confirmation of receipt, if delivered by email, in each case addressed to the other party.

10.	Counterparts. This Agreement may be executed by facsimile or scanned document via email in two or more counterparts, each of which shall be deemed an original and together shall constitute one and the same Agreement.

11.	Parties in Interest. This Agreement may not be transferred, assigned, pledged or hypothecated by any party hereto, other than by operation of law. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

[Signature page]

IN WITNESS WHEREOF, this Agreement is executed as of the date first above written.

SELLER: Ban Siong ANG
ID No: A52027606

/s/ Ban Siong Ang

BUYER: Hooi Pheng ANG
ID No: A52770376

/s/ Hooi Pheng Ang